

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 14, 2023

Asher Genoot
President
Hut 8 Corp.
c/o U.S. Data Mining Group, Inc.
1221 Brickell Avenue, Suite 900
Miami, FL 33131

> **Re: Hut 8 Corp.**
> **Amendment No. 4 to Registration Statement on Form S-4**
> **Filed August 24, 2023**
> **Responses dated August 18, 2023 and August 24, 2023**
> **File No. 333-269738**

Dear Asher Genoot:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 17, 2023 letter.

Amendment No. 4 to Registration Statement on Form S-4

Cover Page

1. Please revise the exchange rate data table to reflect the exchange rates for the six months ended June 30, 2023 and 2022.

Selected Historical Unaudited Pro Forma Condensed Combined Financial Data, page 21

2. You refer to the historical audited consolidated financial statements of the King Mountain JV for the period from November 24, 2021 (inception) through December 31, 2021 and the historical audited financial statements of the King Mountain JV for the year ended

December 31, 2022, which are either incorporated by reference into the prospectus or included elsewhere in this prospectus. Please respond to the following:

- Revise the disclosure to clarify why you refer to the King Mountain JV when the financial statements included beginning on page F-34 are for TZRC LLC.
- Tell us where the historical audited financial statements of the King Mountain JV for the year ended December 31, 2022 are included elsewhere in the prospectus.
- To the extent that you believe TZRC LLC financial statements are only required through September 30, 2022, tell us your consideration of the guidance in Rule 3-09 of Regulation S-X.

Information About Hut 8, page 138

3.   We note from Hut 8's Form 6-K filed August 14, 2023, and page 138 that Hut 8 recently began offering graphics processing unit (GPU) based services for the Artificial Intelligence, Machine Learning and Media and Entertainment markets. Please respond to the following:

- Tell us the amount of revenues earned from these services for the periods presented in the filing.
- Tell us the significant terms of your agreements for these services.
- Give us your analysis of the accounting for the services, citing the accounting literature applied and how you applied it to your facts and circumstances.

Comparison of Rights of Stockholders
Exclusive Forum, page 218

4.   We note that the forum selection provision in New Hut's certificate of incorporation and bylaws identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the Exchange Act. If this provision does not apply to actions arising under the Exchange Act, please ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act. Also please revise to include a risk factor regarding the exclusive forum provision in New Hut's governing documents.

Unaudited Pro Forma Condensed Combined Financial Statements
Introduction, page 219

5.   Please respond to the following:

- We note that USBTC's acquisition of 50% of the membership interests in TZRC occurred in December 2022, while the pro forma statement of financial position is as of June 30, 2023, subsequent to the acquisition. Tell us why you discuss in the introduction reflecting the impacts of the transaction in this statement and include a column for adjustments related to the joint venture investment on page 220, instead of explaining that the historical balance sheet of USBTC already reflects the

impacts of the transaction.
- You disclose that the pro forma combined financial statements should be read in conjunction with the historical audited financial statements of the King Mountain JV for the year ended December 31, 2022, and the historical audited financial statements of the King Mountain JV for period from inception through December 31, 2021.
  ◦ Revise the disclosure to clarify why you refer to the King Mountain JV when the financial statements included beginning on page F-34 are for TZRC LLC.
  ◦ Disclose where a reader may refer to the historical audited financial statements of the King Mountain JV for the year ended December 31, 2022.
  ◦ Disclose where a reader may refer to the historical audited financial statements of the King Mountain JV for the period from inception through December 31, 2021 (for example, included elsewhere in the prospectus).

Unaudited Pro Forma Combined Statement of Financial Position, page 220

6. Please respond to the following:
   - Add an appropriate reference in the *Acquisition Transaction Adjustments* column for the adjustment to *Cryptocurrency, pledged as collateral*.
   - We note that goodwill represents approximately 24% of your total pro forma assets. Include a separate line item for your goodwill. Refer to Rule 11-02(a)(3) of Regulation S-X.

Unaudited Pro Forma Combined Statement of Operations, page 222

7. Please respond to the following:
   - Explain in the notes how you determine the basic and diluted loss per share for Hut 8 since this amount does not agree to their historical financial statements.
   - Correct the reference where you refer to Note 7 and not Note 6 for your loss per common share.

Note 3. Adjustments for the effect of investment in Joint Venture, page 226

8. You disclose that the pro forma impacts of the acquisition for the year ended June 30, 2022 were the recognition of the share of equity in losses of unconsolidated joint venture in the amount of $355. It appears that this disclosure was inadvertently left after you updated the pro forma information. If this disclosure is an error, please remove it. Otherwise, tell us why you include this information.

Note 4. Adjustments for the effect of reclassifications, foreign exchange and IFRS / U.S. GAAP differences for Hut 8, page 226

9. In reference to comment 3, we are still considering your response to comment 11 from our July 7, 2023 letter and may have further comments.

Note 5. Hut 8's results of operations for 12 months ended June 30, 2023, page 229

10.   Please respond to the following:
- The first paragraph should be revised to refer to the results of operations of Hut 8 for the 12 months ended June 30, 2023, not March 31, 2023.
- It appears that the loss (brackets) before income tax for the six months ended June 30, 2023 should be income (no brackets) with the following changes to the line item descriptions:
  - Income (loss) before income tax; and
  - Net income (loss).

USBTC Financial Statements
Note 3. Basis of Presentation, Summary of Significant Accounting Policies and Recent Accounting Pronouncements
Revenue Recognition, Cryptocurrency mining, page F-15

11.   In the penultimate paragraph on page 6 of your August 18, 2023 letter, you indicate that Hut 8 and USBTC determined that Clause 3(d) of the Foundry agreement is not a termination clause; however, we note that this clause was revised to specifically add the suspension and termination of service as indicated in the April 2023 revised terms provided as Exhibit 1 to your August 18, 2023 letter. Please tell us separately the impact of this revision and the additional new terms effective August 28, 2023 on your accounting with reference to the authoritative literature relied upon to support your accounting.

12.   In the penultimate paragraph on page 7 of your August 18, 2023 letter, you indicate that USBTC has no power to force all mining pools (i.e., Foundry, Luxor, Ultimus and ViaBTC) to continue to operate if they chose to cease operations for valid business reasons. Please address the following:
- As USBTC does not utilize the Luxor pool and Hut 8 also uses the Foundry pool, confirm that the stated conclusion of USBTC also applies to Hut 8 for those pools.
- If you cannot force the pools to operate if they terminate for valid business reasons, tell us how this is consistent with your determination that they can only terminate for a breach of contract or infringement event (i.e., they do not have a universal right to terminate the contracts at any time for any reason without penalty).
- If the pools cannot unilaterally terminate the contracts, clarify through citation to authoritative literature your basis for asserting that the accounting contract duration is limited to 24 hours and help us understand how that relates to the legal term of the contract.

13.   In the penultimate paragraph on page 8 of your August 18, 2023 letter, you indicate that Hut 8 and USBTC believe that contract inception occurs at the beginning of the day. Please tell us why inception would be at the beginning of the day and not when services are first provided, which may be at the beginning of a day. If true, revise your policy

disclosure to clarify inception of the accounting contract commences when you first provide service. Also clarify whether references to day in your disclosure of measurement of noncash consideration relates to coordinated universal time (i.e., UTC).

14. In the second paragraph on page 11 of your August 18, 2023 letter, you indicate that Hut 8 and USBTC believe that revenue would be adjusted to the actual amount according to the settlement report at the end of the day. Please tell us how your determination is consistent with the guidance in ASC 606-10-32-21 to value noncash consideration at fair value at contract inception and ASC 606-10-32-23.

15. In your August 18, 2023 response 3A on page 12, you indicate that the Luxor agreement was effective since February 7, 2022. Please address the following:
    • Tell us whether Hut 8 started to mine with Luxor prior to February 7, 2022 and, if so, provide the agreement applicable before this date and tell us the impact of its different provisions on your accounting for bitcoin mined under the prior contract.
    • As you mention only the agreements with Luxor and the April 2023 Foundry update, confirm our understanding that the agreements you previously provided for Ultimus and ViaBTC cover all periods reflected in your financial statements.

16. In your August 18, 2023 response 6 on page 14, you indicate that different approaches in estimating variable consideration being taken by both Hut 8 and USBTC would not result in any material or immaterial impact to the financials. Please address the following:
    • Tell us what different approaches were applied by both Hut 8 and USBTC.
    • Explain whether these different approaches relate to differing application under U.S. GAAP and IFRS, the citations in the respective literature that support such different approaches, and whether they have been conformed in preparation of the pro forma financial statements in your filing.

You may contact Kate Tillan at (202) 551-3604 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or David Lin at (202) 551-3552 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets